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                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                  SCHEDULE 13D
                    Under the Securities Exchange Act of 1934

                               (Amendment No. 6)


                        BURNHAM PACIFIC PROPERTIES, INC.
--------------------------------------------------------------------------------
                                (Name of Issuer)

 COMMON STOCK, $.01 PAR VALUE                                    12232C108
--------------------------------------------------------------------------------
(Title of class of securities)                                 (CUSIP number)

                             DAVID E. ZELTNER, ESQ.
                           WEIL, GOTSHAL & MANGES LLP
                                767 FIFTH AVENUE
                            NEW YORK, NEW YORK 10153
                                 (212) 310-8000
--------------------------------------------------------------------------------
                 (Name, address and telephone number of person
                authorized to receive notices and communications)


                                  JUNE 14, 2000
--------------------------------------------------------------------------------
             (Date of event which requires filing of this statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box [_].

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7(b) for other parties to whom copies are to be sent.


                         (Continued on following pages)
                              (Page 1 of 9 Pages)

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NY2:\900702\03\J@Z$03!.DOC\72825.0006

---------------------------- ----------------------------------------              -------------------------------------------------
CUSIP No.                    12232C108                                    13D                        Page 2 of 9
---------------------------- ----------------------------------------              -------------------------------------------------

------------------- ------------------------------------------------- --------------------------------------------------------------
        1           NAMES OF REPORTING PERSONS:                       JUBILEE LIMITED PARTNERSHIP
                    I.R.S. IDENTIFICATION NOS.                                     31-1382356
                    OF ABOVE PERSONS:
------------------- ----------------------------------------------------------------------------------------- ----------------------
        2           CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:                                                        (A) [X]
                                                                                                                             (B) [_]
------------------- ----------------------------------------------------------------------------------------------------------------
        3           SEC USE ONLY

------------------- ------------------------------ ---------------------------------------------------------------------------------
        4           SOURCE OF FUNDS:               BK

------------------- ----------------------------------------------------------------------------------------- ----------------------
        5           CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e):                      [_]
------------------- ------------------------------------------------- --------------------------------------------------------------
        6           CITIZENSHIP OR PLACE OF ORGANIZATION:             OHIO

---------------------------- ------- --------------------------------------------- -------------------------------------------------
         NUMBER OF             7     SOLE VOTING POWER:                            1,386,000
          SHARES
                             ------- --------------------------------------------- -------------------------------------------------
       BENEFICIALLY            8     SHARED VOTING POWER:                          0
         OWNED BY
                             ------- --------------------------------------------- -------------------------------------------------
           EACH                9     SOLE DISPOSITIVE POWER:                       1,386,000
         REPORTING
                             ------- --------------------------------------------- -------------------------------------------------
        PERSON WITH            10    SHARED DISPOSITIVE POWER:                     0

------------------- -------------------------------------------------------------- -------------------------------------------------
        11          AGGREGATE AMOUNT BENEFICIALLY OWNED BY REPORTING PERSON:       1,386,000

------------------- ----------------------------------------------------------------------------------------- ----------------------
        12          CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES:                                       [_]

------------------- ----------------------------------------------------------------------------------------- ----------------------
        13          PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):                                       4.3%

------------------- ------------------------------------------------- --------------------------------------------------------------
        14          TYPE OF REPORTING PERSON:                         PN

------------------- ------------------------------------------------- --------------------------------------------------------------


---------------------------- ----------------------------------------              -------------------------------------------------
CUSIP No.                    12232C108                                    13D                        Page 3 of 9
---------------------------- ----------------------------------------              -------------------------------------------------

------------------- ------------------------------------------------- --------------------------------------------------------------
        1           NAMES OF REPORTING PERSONS:                       JUBILEE LIMITED PARTNERSHIP III
                    I.R.S. IDENTIFICATION NOS.                                     31-1487226
                    OF ABOVE PERSONS:
------------------- ----------------------------------------------------------------------------------------- ----------------------
        2           CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:                                                        (A) [X]
                                                                                                                             (B) [_]
------------------- ----------------------------------------------------------------------------------------------------------------
        3           SEC USE ONLY

------------------- ------------------------------ ---------------------------------------------------------------------------------
        4           SOURCE OF FUNDS:               BK

------------------- ----------------------------------------------------------------------------------------- ----------------------
        5           CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e):                      [_]
------------------- ------------------------------------------------- --------------------------------------------------------------
        6           CITIZENSHIP OR PLACE OF ORGANIZATION:             OHIO

---------------------------- ------- --------------------------------------------- -------------------------------------------------
         NUMBER OF             7     SOLE VOTING POWER:                            1,219,800
          SHARES
                             ------- --------------------------------------------- -------------------------------------------------
       BENEFICIALLY            8     SHARED VOTING POWER:                          0
         OWNED BY
                             ------- --------------------------------------------- -------------------------------------------------
           EACH                9     SOLE DISPOSITIVE POWER:                       1,219,800
         REPORTING
                             ------- --------------------------------------------- -------------------------------------------------
        PERSON WITH            10    SHARED DISPOSITIVE POWER:                     0

------------------- -------------------------------------------------------------- -------------------------------------------------
        11          AGGREGATE AMOUNT BENEFICIALLY OWNED BY REPORTING PERSON:       1,219,800

------------------- ----------------------------------------------------------------------------------------- ----------------------
        12          CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES:                                       [_]

------------------- ----------------------------------------------------------------------------------------- ----------------------
        13          PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):                                       3.8%

------------------- ------------------------------------------------- --------------------------------------------------------------
        14          TYPE OF REPORTING PERSON:                         PN

------------------- ------------------------------------------------- --------------------------------------------------------------


---------------------------- ----------------------------------------              -------------------------------------------------
CUSIP No.                    12232C108                                    13D                        Page 4 of 9
---------------------------- ----------------------------------------              -------------------------------------------------

------------------- ------------------------------------------------- --------------------------------------------------------------
        1           NAMES OF REPORTING PERSONS:                       SCHOTTENSTEIN PROFESSIONAL ASSET MANAGEMENT CORP.
                    I.R.S. IDENTIFICATION NOS.                                     31-1289300
                    OF ABOVE PERSONS:
------------------- ----------------------------------------------------------------------------------------- ----------------------
        2           CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:                                                        (A) [X]
                                                                                                                             (B) [_]
------------------- ----------------------------------------------------------------------------------------------------------------
        3           SEC USE ONLY

------------------- ------------------------------ ---------------------------------------------------------------------------------
        4           SOURCE OF FUNDS:               NOT APPLICABLE

------------------- ----------------------------------------------------------------------------------------- ----------------------
        5           CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e):                      [_]
------------------- ------------------------------------------------- --------------------------------------------------------------
        6           CITIZENSHIP OR PLACE OF ORGANIZATION:             DELAWARE

---------------------------- ------- --------------------------------------------- -------------------------------------------------
         NUMBER OF             7     SOLE VOTING POWER:                            0
          SHARES
                             ------- --------------------------------------------- -------------------------------------------------
       BENEFICIALLY            8     SHARED VOTING POWER:                          2,605,800
         OWNED BY
                             ------- --------------------------------------------- -------------------------------------------------
           EACH                9     SOLE DISPOSITIVE POWER:                       0
         REPORTING
                             ------- --------------------------------------------- -------------------------------------------------
        PERSON WITH            10    SHARED DISPOSITIVE POWER:                     2,605,800

------------------- -------------------------------------------------------------- -------------------------------------------------
        11          AGGREGATE AMOUNT BENEFICIALLY OWNED BY REPORTING PERSON:       2,605,800

------------------- ----------------------------------------------------------------------------------------- ----------------------
        12          CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES:                                       [_]

------------------- ----------------------------------------------------------------------------------------- ----------------------
        13          PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):                                       8.1%

------------------- ------------------------------------------------- --------------------------------------------------------------
        14          TYPE OF REPORTING PERSON:                         CO

------------------- ------------------------------------------------- --------------------------------------------------------------



---------------------------- ----------------------------------------              -------------------------------------------------
CUSIP No.                    12232C108                                    13D                        Page 5 of 9
---------------------------- ----------------------------------------              -------------------------------------------------

------------------- ------------------------------------------------- --------------------------------------------------------------
        1           NAMES OF REPORTING PERSONS:                       JAY L. SCHOTTENSTEIN
                    I.R.S. IDENTIFICATION NOS.                                     ###-##-####
                    OF ABOVE PERSONS:
------------------- ----------------------------------------------------------------------------------------- ----------------------
        2           CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:                                                        (A) [X]
                                                                                                                             (B) [_]
------------------- ----------------------------------------------------------------------------------------------------------------
        3           SEC USE ONLY

------------------- ------------------------------ ---------------------------------------------------------------------------------
        4           SOURCE OF FUNDS:               NOT APPLICABLE

------------------- ----------------------------------------------------------------------------------------- ----------------------
        5           CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e):                      [_]
------------------- ------------------------------------------------- --------------------------------------------------------------
        6           CITIZENSHIP OR PLACE OF ORGANIZATION:             USA

---------------------------- ------- --------------------------------------------- -------------------------------------------------
         NUMBER OF             7     SOLE VOTING POWER:                            0
          SHARES
                             ------- --------------------------------------------- -------------------------------------------------
       BENEFICIALLY            8     SHARED VOTING POWER:                          3,036,600
         OWNED BY
                             ------- --------------------------------------------- -------------------------------------------------
           EACH                9     SOLE DISPOSITIVE POWER:                       0
         REPORTING
                             ------- --------------------------------------------- -------------------------------------------------
        PERSON WITH            10    SHARED DISPOSITIVE POWER:                     3,036,600

------------------- -------------------------------------------------------------- -------------------------------------------------
        11          AGGREGATE AMOUNT BENEFICIALLY OWNED BY REPORTING PERSON:       3,036,600

------------------- ----------------------------------------------------------------------------------------- ----------------------
        12          CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES:                                       [_]

------------------- ----------------------------------------------------------------------------------------- ----------------------
        13          PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):                                       9.4%

------------------- ------------------------------------------------- --------------------------------------------------------------
        14          TYPE OF REPORTING PERSON:                         IN

------------------- ------------------------------------------------- --------------------------------------------------------------



---------------------------- ----------------------------------------              -------------------------------------------------
CUSIP No.                    12232C108                                    13D                        Page 6 of 9
---------------------------- ----------------------------------------              -------------------------------------------------

------------------- ------------------------------------------------- --------------------------------------------------------------
        1           NAMES OF REPORTING PERSONS:                       SCHOTTENSTEIN STORES CORPORATION
                    I.R.S. IDENTIFICATION NOS.                                     31-0820773
                    OF ABOVE PERSONS:
------------------- ----------------------------------------------------------------------------------------- ----------------------
        2           CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:                                                        (A) [X]
                                                                                                                             (B) [_]
------------------- ----------------------------------------------------------------------------------------------------------------
        3           SEC USE ONLY

------------------- ------------------------------ ---------------------------------------------------------------------------------
        4           SOURCE OF FUNDS:                WC

------------------- ----------------------------------------------------------------------------------------- ----------------------
        5           CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e):                      [_]
------------------- ------------------------------------------------- --------------------------------------------------------------
        6           CITIZENSHIP OR PLACE OF ORGANIZATION:             DELAWARE

---------------------------- ------- --------------------------------------------- -------------------------------------------------
         NUMBER OF             7     SOLE VOTING POWER:                            430,800
          SHARES
                             ------- --------------------------------------------- -------------------------------------------------
       BENEFICIALLY            8     SHARED VOTING POWER:                          0
         OWNED BY
                             ------- --------------------------------------------- -------------------------------------------------
           EACH                9     SOLE DISPOSITIVE POWER:                       430,800
         REPORTING
                             ------- --------------------------------------------- -------------------------------------------------
        PERSON WITH            10    SHARED DISPOSITIVE POWER:                     0

------------------- -------------------------------------------------------------- -------------------------------------------------
        11          AGGREGATE AMOUNT BENEFICIALLY OWNED BY REPORTING PERSON:       430,800

------------------- ----------------------------------------------------------------------------------------- ----------------------
        12          CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES:                                       [_]

------------------- ----------------------------------------------------------------------------------------- ----------------------
        13          PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):                                       1.3%

------------------- ------------------------------------------------- --------------------------------------------------------------
        14          TYPE OF REPORTING PERSON:                         CO

------------------- ------------------------------------------------- --------------------------------------------------------------

                     This Amendment No. 6 ("Amendment No. 6") amends and supplements the Statement on Schedule 13D (the "Schedule 13D"), filed on June 7, 1999, as amended by Amendment No. 1 filed on June 16, 1999, Amendment No. 2 filed on July 12, 1999, Amendment No. 3 filed on February 1, 2000, Amendment No. 4 filed on February 8, 2000 and Amendment No. 5 filed on February 23, 2000, by Jubilee Limited Partnership ("JLP"), Jubilee Limited Partnership III ("JLPIII"), Schottenstein Professional Asset Management Corp. ("SPAMC"), Jay L. Schottenstein ("JS") and Schottenstein Stores Corporation ("SSC"). JLP, JLPIII, SPAMC, JS and SSC (each a "Reporting Person") constitute a "group" for purposes of Rule 13d-5 under the Securities Exchange Act of 1934, as amended, with respect to their respective beneficial ownership of the Shares (as defined below) and are collectively referred to as the "Schottenstein Group." Capitalized terms used herein and not defined herein have the meanings ascribed thereto in the Schedule 13D. Information contained herein with respect to each Reporting Person is given solely by such Reporting Person, and no other member of the Schottenstein Group has responsibility for the accuracy or completeness of information supplied by such Reporting Person.

ITEM 1.              SECURITY AND ISSUER.

                     This Amendment No. 6 relates to shares of common stock, $.01 par value (the "Shares"), of Burnham Pacific Properties, Inc., a Maryland corporation (the "Company"). The principal executive offices of the Company are located at 610 West Ash Street, San Diego, CA 92101.

ITEM 4.              PURPOSE OF TRANSACTION.

                     The information set forth in Item 4 of the Schedule 13D is hereby amended and supplemented by the following:

                     The Schottenstein Group believes that the Company's current management bears responsibility for a dramatic loss in shareholder value and that its current activities, including its continuing sale of properties to, in effect, continue to pay dividend's and fund excessive expenses, is not in the interests of the shareholders. Accordingly, the Schottenstein Group intends to nominate a slate of directors for election at the Company's 2000 Annual Meeting of Shareholders (the "2000 Annual Meeting") with a view toward obtaining control of the Board of Directors and replacing management. The Schottenstein Group plans to furnish the Company with notice of its nominees for election at the 2000 Annual Meeting and to submit a proxy statement to the shareholders in connection with such meeting in due course. The Schottenstein Group expects that its slate will include, among others, Jay Schottenstein, Chairman of the Board and Chief Executive Officer of SSC, Thomas R. Kettler, Chief Operating and Financial Officer of SSC, George Kolber, Vice Chairman and Chief Executive Officer of American Eagle Outfitters, and Gerald E. Wedrin, President of Craig Capital Co.


                                    (7 of 9)

                     The Company has announced that it has postponed its 2000 Annual Meeting (which its by-laws required to be held in May, 2000) for the third time until October 18, 2000. The Schottenstein Group believes that such a delay is not lawful under the Maryland General Corporation Law and common law and intends to institute legal proceedings to, among other things, compel the Company to hold its annual meeting no later than August 31, 2000.

                     It should be noted that the possible activities of the Schottenstein Group are subject to change at any time and the Schottenstein Group may purchase additional Shares of the Company from time to time in the open market, in privately negotiated transactions with third parties or otherwise or may sell Shares held by it in the open market, in privately negotiated transactions or otherwise.

                     Except as set forth above and in the Schedule 13D, none of the Reporting Persons has any plans or proposals which relate to or would result in any of the actions set forth in parts (a) through (j) of Item 4.

ITEM 5.              INTEREST IN SECURITIES OF THE ISSUER.

                     The information set forth in Item 5(a) of the Schedule 13D is hereby amended and supplemented by adding the following information thereto:

                     (a) As of the date of this Amendment No. 6, the Schottenstein Group beneficially owned the number of Shares respectively set forth below. The percentages set forth below and on pages 2-6 hereto represent the percentage of the outstanding Shares (based on a total of 32,318,796 Shares outstanding on March 12, 2000, as reported in the Company's Quarterly Report on Form 10-Q for the fiscal quarter ended March 31, 2000) represented by the Shares beneficially owned by the Reporting Persons.


Reporting Person               Number of Shares                 Percent
----------------               ----------------                 -------

JLP                               1,386,000                       4.3%

JLPIII                            1,219,800                       3.8%

SPAMC                             2,605,800                       8.1%

JS                                3,036,600                       9.4%

SSC                                430,800                        1.3%


                     As of the date of this Amendment No. 6, the Schottenstein Group beneficially owned an aggregate of 3,036,600 Shares, or approximately 9.4% of the Shares deemed outstanding.


                                    (8 of 9)

                                    SIGNATURE

                     After reasonable inquiry and to the best of my knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated:  June 14, 2000

                                   JUBILEE LIMITED PARTNERSHIP

                                   By: SCHOTTENSTEIN PROFESSIONAL ASSET
                                       MANAGEMENT CORP., as sole general partner

                                       By: /s/ Jay L. Schottenstein
                                           -------------------------------------
                                           Name: Jay L. Schottenstein
                                           Title: President & Chairman



                                   JUBILEE LIMITED PARTNERSHIP III

                                   By: SCHOTTENSTEIN PROFESSIONAL ASSET
                                       MANAGEMENT CORP., as sole general partner

                                       By: /s/ Jay L. Schottenstein
                                           -------------------------------------
                                           Name: Jay L. Schottenstein
                                           Title: President & Chairman



                                   SCHOTTENSTEIN STORES CORPORATION

                                   By: /s/ Jay L. Schottenstein
                                       -----------------------------------------
                                       Name:  Jay L. Schottenstein
                                       Title: Chairman & Chief Executive Officer



                                       /s/ Jay L. Schottenstein
                                       -----------------------------------------
                                       JAY L. SCHOTTENSTEIN



                                    (9 of 9)